May 27, 2022

Heather Clark and Claire Erlanger

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rambus Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Quarter Ended March 31, 2022

File No. 000-22339

Ladies and Gentlemen:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the documents referenced above, as set forth in your letter dated May 17, 2022 to Rambus Inc. (the “Company”, “Rambus”, “our” or “we”). For ease of reference, the text of the Staff’s comment has been provided herein in italics and the Company’s response follows.

Form 10-Q for the Quarter Ended March 31, 2022

Financial Statements

Notes to Consolidated Financial Statements

10. Convertible Notes, page 18

1.

We note your disclosure that the 2023 partial repurchase of notes resulted in the conversion feature and warrants being subject to derivative accounting. Please tell us the features of the repurchase that necessitated derivative accounting and explain to us how this loss on the fair value adjustment of derivatives was determined or calculated. In this regard, we note no disclosures regarding fair value measurements of derivatives.

Response:

We respectfully advise the Staff that the features that necessitated derivative accounting were specifically related to (1) the underlying conversion feature embedded in the 2023 convertible notes that were repurchased (or “conversion feature”), (2) the settlement provision of the warrants that were retired and (3) the settlement provision of bond hedge call options that were retired. These transactions are collectively referred to as “2023 notes partial repurchase”. Please see below for further background and description of these features and the relevant accounting guidance that was applied.

The corresponding loss on changes in fair value of derivatives was based on the changes in fair value of the bifurcated conversion feature and the warrants, offset by the bond hedge call options, from the date that the 2023 notes partial repurchase agreement was entered into through the date of settlement. Please see below for further discussion on relevant accounting guidance that was applied.

We have disclosed the face value, carrying value and the fair value of the convertible notes with the conversion feature for the convertible notes not subject to the repurchase agreement outstanding as of March 31, 2022 in the table at the bottom of page 17 of Note 8, Fair Value of Financial Instruments, in the Unaudited Condensed Consolidated Financial Statements for the Quarter Ended March 31, 2022. Also included in that table is the face value, carrying value, and the fair value of the unsettled portion of the convertible notes subject to the repurchase agreement representing the recombined host debt instrument and its related conversion feature as of March 31, 2022. This unsettled portion related to the conversion feature is not subject to an on-going mark-to-market adjustment and is not a derivative as of March 31, 2022 as the settlement amount was determined (in part) on the basis of changes in the Company’s share price between March 3, 2022 and March 29, 2022 (the “estimated volume-weighted average price or estimated VWAP”). The warrants, bond hedge call options, and the majority of the convertible debt that was subject to the repurchase agreement was settled during the period, and as such, were not included in this table.

Background of 2023 Notes Partial Repurchase

The Company entered into various agreements with certain noteholders and banks on March 2, 2022 to (1) repurchase $123.1 million of principal amount of the $172.5 million of principal amount of convertible notes originally issued in 2017, (2) settle a corresponding portion of the warrants originally issued in 2017, and (3) settle a corresponding portion of the bond hedge call options originally purchased in 2017.

The March 2, 2022 agreements required cash settlement of the convertible debt (including the embedded conversion feature) and net cash settlement of the warrants and bond hedge call options for individual settlement amounts, each settlement amount is determined (in part) on the basis of changes in estimated VWAP between March 3, 2022 and March 29, 2022.

On March 31, 2022, the Company (1) paid $174.5 million in cash to repurchase the majority of the convertible debt that the holders agreed to be repurchased, (2) paid $55.1 million in cash to settle the warrants, and (3) received $72.4 million in cash to settle the bond hedge call options, subject to the March 2, 2022 agreements. Additionally, on April 1, 2022, the Company paid $24.6 million in cash to repurchase the remaining portion of the 2023 partial repurchase of the convertible notes.

Derivative Accounting

Prior to the repurchase of the convertible notes on March 2, 2022, the embedded conversion feature, the bond hedge call options, and the warrants were considered to be indexed to the Company’s own equity under ASC 815-40-15 and met the equity classification conditions in ASC 815-40-25. They met the ASC 815-40 derivative scope exception and did not require derivative accounting (including the embedded conversion feature which was not bifurcated from the host debt instrument).

However, since the March 2, 2022 agreements required cash settlements, the conversion feature, the bond hedge call options, and warrants no longer met the equity classification conditions in ASC 815-40-25 to qualify for the ASC 815-40 derivative scope exception as of March 2, 2022. Therefore, an equity derivative embedded in the convertible notes subject to the March 2, 2022 agreement was bifurcated and the bifurcated equity derivative, the bond hedge call options and warrants were required to be accounted for as derivatives measured at fair value upon entering into the repurchase and settlement agreements on March 2, 2022, with subsequent changes in fair value recorded in earnings by the Company. The settlement amount related to the bifurcated equity derivative, the bond hedge call option, and the warrants was determined on March 29, 2022. The bond hedge call option and warrants were settled in cash on March 31, 2022. The Company settled the majority of the convertible debt that the holders agreed to be repurchased on March 31, 2022 in cash and settled the remaining portion of the convertible debt subject to the March 2, 2022 agreement on April 1, 2022 in cash.

Loss on Fair Value Adjustment of Derivatives, Net

Upon entering into the 2023 notes partial repurchase on March 2, 2022, the bifurcated embedded equity feature, the bond hedge call options and warrants, were subject to derivative accounting. Consequently, the Company determined their fair values on March 2, 2022 using a Monte Carlo simulation model, which included an assumption based on the VWAP of the Company’s stock price between March 3, 2022 and March 29, 2022.

Upon the settlement of the 2023 notes partial repurchase, the conversion feature, the bond hedge call options, and warrants were valued at their fair value of $172.6 million, $72.4 million and $55.1 million, respectively.

The difference between the cash settlement value on March 29, 2022 and fair value on March 2, 2022 represents the loss on the fair value adjustment of the derivatives. Consequently, the Company recorded a net loss on fair value adjustment of $8.3 million.

***

Please contact the undersigned at (408) 462-8000 if you have any questions or require further information regarding this matter.

Very truly yours,

/s/ Keith Jones
Keith Jones,
Vice President, Finance and
Interim Chief Financial Officer
Rambus Inc.

cc:	Luc Seraphin, Chief Executive Officer, Rambus Inc.

John Shinn, Senior Vice President, General Counsel & Secretary, Rambus Inc.

Meera Rao, Chairperson of the Audit Committee of the Board of Directors, Rambus Inc.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Mandy Dhillon, PricewaterhouseCoopers LLP